[Letterhead of Sullivan and Cromwell LLP]

July 1, 2014

Pamela Long, Esq.,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Orion Engineered Carbons S.à r.l.–Form F-1 (File No. 333-196593)

Dear Ms. Long:

On behalf of our client, Orion Engineered Carbons S.à r.l. (the “Company”), we wish to inform you that the Company has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1 (the “Registration Statement”), which relates to a proposed initial public offering of common shares. Amendment No. 1 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”), dated June 23, 2014, concerning the Registration Statement as well as certain revised and supplemental information.

The Company’s current plan is to be able to begin the marketing phase of the offering early in the week of July 14. In order to meet that schedule, we would very much appreciate receipt of any further comments from the Staff, in respect of Amendment No. 1, as soon as possible during the week of July 7. The Company would like to be in a position to file Amendment No. 2, containing a preliminary prospectus that responds to any further Staff comments and includes an estimated price range for the offering, by the end of the week of July 7. We very much appreciate the Staff’s prompt consideration of the Company’s filings.

We have enclosed a copy of Amendment No. 1 marked to show all changes from the Registration Statement. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1.

Securities and Exchange Commission
July 1, 2014

As a result of changes to the Registration Statement, some page references have changed in Amendment No. 1. The page references in the Staff’s comments refer to page numbers in the Registration Statement, while the page numbers in the Company’s responses below refer to page numbers in Amendment No. 1. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Refinancing, page 10

1.	In the second bullet point describing the use of net proceeds from the new loan, you disclose that you will issue “approximately €207 million worth of new common shares at the initial public offering price for this offering to Kinove Holdings.” We further note that the basis of your Dilution disclosure on page 44 appears to be the issuance to Kinove Holdings of shares of common stock at the public offering price in consideration for contributing approximately €199 million of PECs as an equity investment in the company. Based on your prospectus cover page disclosures, it appears that all of the shares being sold pursuant to the registrations statement will be offered by the selling shareholders and that the shares to be issued to Kinove Holdings are not covered by the registration statement. Please explain to us how you are complying with the applicable provisions of the Securities Act of 1933 with respect to the issuance of the shares to Kinove Holdings. In addition, in light of the selling shareholders being the only ones offering shares in this offering, please describe the triggers to the disclosure requirements of Item 9.E. in Part I in Form 20-F.

Response:

The Company respectfully notes that the Euro amounts of new common shares to be issued to Kinove Holdings reflected in “Refinancing” (€207 million) and “Dilution” (€199 million) differ because the corresponding amounts of the PECs to be contributed include both principal and accrued yield to the relevant date. In “Dilution,” the relevant date is March 31, 2014 whereas, in “Refinancing,” the relevant date is the assumed contribution date in July 2014. Consequently, the amount of accrued yield will be greater as of the assumed contribution date. The Company notes that as a result of the changes to the “Dilution” section described below, the €199 million amount has been removed from that section.

Securities and Exchange Commission
July 1, 2014

After the pricing and before the closing, the Company will issue the new shares to Kinove Holdings in respect of the equity contribution and convert to a joint stock corporation under Luxembourg law. (The timing is driven primarily by tax considerations.) The new shares will be issued in reliance on the exemption from registration provided by Section 4(a)(2) of the 1933 Act. In this regard, Kinove Holdings, which has held over 85% of the equity ownership interest in the Company since the Acquisition in 2011, has had a substantive, pre-existing relationship with the Company that predates the filing of the Registration Statement, as do the discussions between the Company and Kinove Holdings about the Refinancing. Thus, the issuance of the new shares to Kinove Holdings falls squarely within the Commission’s 2007 guidance on the availability of the Section 4(a)(2) exemption in the context of concurrent public and private transactions. We also note that the issuance of the new shares is part of the Refinancing, in which the Company will modify its debt and capital structure in preparation for the IPO. This is not a case in which an issuer seeks to bring in new equity investors by selling them shares prior to the IPO; rather, it involves an exchange of new securities (shares) for existing securities (PECs) between the Company and its long-standing principal shareholder, as part of an internal reordering of the Company’s capital structure in order to facilitate the IPO.

The Company respectfully advises the Staff that it has included, in “Dilution,” the disclosure required by paragraph 1 of Item 9.E. in Part I of Form 20-F because, although new shares will be issued to Kinove Holdings in the equity contribution at a price per share that is effectively above the initial public offering price, there is likely to be a substantial disparity between the initial public offering price and the effective cash cost to the Selling Shareholders of the shares they initially acquired (i.e., at the time of the Acquisition). The Company has deleted the disclosure contemplated by paragraph 2 of Item 9.E. because the offering will be entirely secondary.

Use of Proceeds, page 40

2.	Briefly describe what the PIK Toggle Notes are, or include here a cross-reference to a section of the filing where the disclosure is found.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of Amendment No. 1 to include a brief description of the PIK Toggle Notes.

Securities and Exchange Commission
July 1, 2014

Management’s Discussion & Analysis of Financial Condition and Results of Operations, Results of Operations, page 68

3.	We note your analysis of your operating results on a consolidated basis as compared to your discussion and analysis of each of the line items discussed at the segment levels. Please quantify the impact of changes in volume, pricing due to contract provisions to recover raw material costs, pricing due to changes made by management, the introduction of new products, foreign currency, and other material factors identified separately. Also, please substantially expand your analysis of the material factors identified to provide investors with a more complete understanding of the facts and circumstances giving rise to the material factors identified. In this regard, changes in volume appear to be a significant factor impacting revenues and gross profit. An analysis of changes in volume may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, et cetera. To the extent that the explanation is a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

Response:

In response to the Staff’s comment, the Company has revised its disclosure regarding results of operations starting on page 68 of Amendment No. 1.

Principal Shareholders and Selling Shareholders, Ownership after the Offering, page 146

4.	We note that in footnote (2) you do not identify the general partner with the power to vote or dispose of the shares of Kinove Holdings held by the partnerships. Please revise your disclosure accordingly.

Response:

In response to the Staff’s comment, the Company has added new language in footnote 2 to the table on page 150 of Amendment No. 1.

Securities and Exchange Commission
July 1, 2014

(2.7) Significant accounting policies, (a) Revenue and income recognition and related accounts receivable, page F-35

5.	Please remove the term, generally, from your statement regarding customers’ rights of return and disclose all material instances in which the customer has the right of return and how the right of return is reflected in the recognition of revenue for those instances.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-35 of Amendment No. 1 to remove the word “generally.” The Company respectfully advises the Staff that it does not have any significant agreements with customers that include rights of return or rights of exchange or any other significant arrangements that would affect the timing of revenue recognition. Given the nature and uses of carbon black products, the Company’s products (and any potential right of return) effectively cease to exist once accepted and processed by its customers.

Impairment test, page F-37

6.	Please expand your disclosures to identify your smallest group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets (i.e., the identification of your CGUs for your two operating segments) in accordance with IAS 36.65-.73. In this regard, your disclosures within Note 3 indicate that you have only two CGUs – Rubber and Specialties.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-37 of Amendment No. 1.

Contingent liabilities and other financial obligations, page F-44

7.	We note your use of the term, unlikely, when describing what contingent liabilities include. IAS 37.23 defines contingent liabilities as events that are not probable, or is not more likely than not to occur. As such, it is unclear whether your accounting policy is consistent with the guidance in IAS 37 for the identification of contingent liabilities. Please revise your definition of contingent liabilities within the accounting policies to use the language in IAS 37.

Securities and Exchange Commission
July 1, 2014

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-44 of Amendment No. 1.

(6) Operating Segments, page F-48

8.	Please expand your disclosure to clarify who your chief operating decision maker (CODM) is and that the CODM monitors the operating segments separately using adjusted EBITDA to make decisions regarding the allocation of resources and assessing performance. Please also clarify that the CODM does not review operating segment asset or liability information to assess performance and allocate resources. Please refer to IFRS 8.7 for guidance.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-10 and F-48 of Amendment No. 1.

(8.2) Property, plant and equipment, page F-59

9.	Please provide a more disaggregated presentation of plant and machinery given the very broad range of the useful lives. For example, it may be useful to separately present plant and machinery from the acquisition date of July 29, 2011, and subsequent capital expenditures. It would also appear that plant assets and machinery assets are sufficiently different types of assets to warrant separate presentation.

Response:

In response to the Staff’s comment, the Company has added the requested disclosure for 2013 on page F-60 of Amendment No. 1. For 2012, however, the Company respectfully submits that it is unable to prepare the requested breakdown of fixed assets by remaining useful life without undue cost and effort, largely because of significant internal system changes in 2013 that make it very difficult to obtain the data for prior periods. Going forward, the Company plans to retain the disclosure for 2013 and to provide comparable disclosure for future years in its annual financial statements so that comparative information will be available for the relevant two year-end balance sheet dates.

10.	Please separately present the carrying value of land, as it is not a depreciable asset.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-59 of Amendment No. 1 to present the carrying value of land separately.

Securities and Exchange Commission
July 1, 2014

(8.9) Pension provisions and post-retirement benefits, page F-64

11.	We note the line item caption, past service (cost)/income. It is unclear why you included parenthesis around cost rather than income, as the €3.9 million for the line item is income and reduces pension expense. It also appears that your Net pension expense line item should read Net pension expense (income). Please advise or revise your presentation.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-67 of Amendment No. 1.

(8.11) Trade payables, other financial liabilities, (b) Liabilities to shareholders, page F-69

12.	Please provide us with the IFRS authoritative literature which supports your original accounting for the B PECs. Please provide us with the original journal entries you recorded for this transaction as well as the carrying amount of the related accounts at the date of extinguishment. Please also identify the IFRS authoritative literature that supports your subsequent accounting for the extinguishment of the B PECs and provide us with the journal entries you recorded for the extinguishment of the B PECs. Your response should specifically address the guidance in IAS 39.41, which indicates that the difference between the carrying amount of a financial liability extinguished and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognized in profit or loss.

Response:

The Company respectfully advises the Staff as follows.

Original accounting and journal entry for the B PECs. According to paragraph 43 of IAS 39 Financial Instruments: Recognition and Measurement, when a financial asset or financial liability is recognized initially, it is measured at its fair value.

Paragraph AG64 of IAS 39 explains that the fair value of a financial instrument on initial recognition is normally the transaction price (i.e., the fair value of the consideration given or received; see also paragraph AG76). However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated using a valuation

Securities and Exchange Commission
July 1, 2014

technique (see paragraphs AG74-AG79). For example, the fair value of a long term loan or receivable that carries no interest can be estimated as the present value of all future cash receipts discounted using the prevailing market rate(s) of interest for a similar instrument with a similar credit rating. Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

With respect to shareholder loans or loans granted by related parties, one is generally required to verify whether the terms and conditions granted are on an arm’s length basis. In fact, IFRS 13 suggests a related party transaction may indicate that the transaction price is not the same as the fair value of an asset or liability. The price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms. When the loan is not granted on an arm’s length basis or not at market terms and conditions, the fair value of the loan differs from the consideration received (i.e., loan amount). This difference (“fair value differential”) represents an additional amount lent when, for example, a shareholder grants an interest free or below market rate loan to its investee.

In a loan granted by the shareholders or the parent, the fair value differential resulting from non-market terms and conditions cannot be classified as income or expense in accordance with paragraph 4.25 of the Conceptual Framework unless it could be clearly evidenced that the non-market terms and conditions relate to another identifiable transaction giving rise to either income or expense. Therefore, when the non-market terms and conditions cannot be explained by other transactions, the respective fair value differential is classified as a transaction with owners in their capacity as owners in accordance with paragraph 109 of IAS 1 Presentation of Financial Statements.

At the recognition of the original loan agreement on July 29, 2011, Orion determined that the contractual interest rate for the shareholder loan was not at market terms. Based on market interest rates for a comparable loan from third parties, a fair value differential of €55.8 million was determined. As there was no evidence that this fair value differential relates to another transaction, it was consequently recognized as a shareholder contribution within equity.

Securities and Exchange Commission
July 1, 2014

Accordingly, the following journal entry was recorded:

July 29, 2011 – Initial transaction

Debit	EUR	Credit	EUR
Liabilities to shareholders	277.450.000,00	Capital reserves	55.841.529,54
		Liabilities to shareholders	221.608.470,46

Accounting and journal entry for the B PECs at the date of extinguishment. Paragraph 40 of IAS 39 states that an exchange between an existing borrower and lender of debt instruments with “substantially different” terms are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Paragraph AG62 of IAS 39 further explains that for the purpose of paragraph 40, the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability.

However, paragraph AG62 of IAS 39 sets out an approach that is not exclusive. This can be inferred from the absence of the word “only” in the first sentence of that paragraph and the fact that the paragraph does not continue to state that if the 10% test is not reached, the terms must not be treated as being substantially different.

The “10% test” automatically triggers extinguishment of the financial liability, but there may be other situations in which extinguishment is appropriate even if the “10% test” is not met. Therefore, other changes to a loan agreement might also trigger an extinguishment of a financial liability if, as paragraph 40 of IAS 39 indicates, they are “substantially different.”

With regard to the B PECs, the Company believes that the change in the currency exposure agreed to on February 1, 2013, from Euros to US Dollars, itself represented a substantial modification of the terms, because it represented a fundamental change in the future economic risk exposure of the Company. Further, the change in the repayment term and interest rate were additional modifications.

Securities and Exchange Commission
July 1, 2014

Accordingly, the Company derecognized the original financial liability and recognized a new financial liability at fair value. When a fair value differential exists, one needs to consider how it should be recognized.

At the date of the modification of the loan agreement, the Company determined that the newly agreed contractual interest rate for the subordinated and non-recourse shareholder loan were not at market terms. Based on market interest rates prevailing at the date of modification for comparable loans from third parties, a fair value differential of € 19.1 million was determined.

Generally, according to paragraph 41 of IAS 39, any difference between the carrying amount of an extinguished financial liability to another party and the new liability assumed is recognized in profit or loss. As the modification agreed to on February 1, 2013 was caused by the owner of the Company acting in its capacity as owner, the respective change in the amount previously considered as contribution in 2011 and 2012 was treated as an equity transaction (i.e., a distribution) according to paragraph 109 of IAS 1 as described above. Therefore, the capital reserve was reduced by €36.7 million, which represented the €19.1 million of the fair value differential on the new loan and the €55.9 million differential on the original loan. The resulting ending balance in equity related to the fair value differential is the new loan differential (€19.1 million).

Accordingly, the following journal entry was recognized at the date of extinguishment:

February 1, 2013 – Change in terms

Debit	EUR	Credit	EUR
Capital reserves	55.841.529,54	Liabilities to shareholders	55.841.529,54

Liabilities to shareholders	277.770.899,78	Liabilities to shareholders	277.994.560,89
Loss recognized in profit & loss	223.661,11

Liabilities to shareholders	277.994.560,89	Capital reserves	19.117.409,91
		Liabilities to shareholders	258.877.150,98

Securities and Exchange Commission
July 1, 2014

(10.4) Related parties, Page F-84

13.	We note that you have provided disclosure of the remuneration paid to corporate management and other members of management for each period presented. Please expand this disclosure to include all compensation, including social security costs, pension expenses and other personnel expenses for all periods presented. Please refer to Note 7.7 and IAS 24.17 for guidance.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-87 of Amendment No. 1.

14.	We note that you have concluded that the management participation plan (MPP) is within the scope of IFRS 2 (i.e., is an equity-settled share-based payment transaction) and is accounted for as such. Please tell us how you determined the fair value of the MPP Shares such that you continue to disclose on page F-86 that the transactions related to the MPP did not impact your earnings. Please include your accounting policy for these equity-settled share-based payment transactions and the corresponding disclosures required by IFRS 2.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-44 and F-87 of Amendment No. 1, to explain how the fair value of the MPP Shares was determined and include the accounting policy for these transactions and the corresponding disclosures required by IFRS 2.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
July 1, 2014

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or under the federal securities laws of the United States.

If you would like to discuss any aspect of this letter or Amendment No. 1, please contact the undersigned at (212) 558-3882 or by email (harmsd@sullcrom.com). Please send written correspondence relating to this filing to the undersigned by email and, in the case of Commission orders, with the original by mail to Sullivan & Cromwell LLP, Attention of the undersigned, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ David B. Harms

cc:	Era Anagnosti, Esq.
Asia Timmons-Pierce, Esq.
(Securities and Exchange Commission)

Charles Herlinger
(Orion Engineered Carbons S.à r. l.)